Announcement to the Market Related Party Transaction Itaú Unibanco Holding S.A. (the "Company"), in compliance with the provisions of Attachment F of CVM Resolution No. 80/22, hereby informs its shareholders and the market in general the following related party transaction: Parties: The Company and Itaú Unibanco S.A., on the one hand, and Porto Seguro S.A., Porto Seguro Seguros Del Uruguay S/A and Azul Companhia de Seguros Gerais (together "Porto Seguro"), on the other. Relationship with the Company: Itaú Unibanco S.A. is controlled by the Company and Porto Seguro companies are affiliates of the Company. Object and main terms and conditions of the transaction: operating agreement that deals with the conditions for the promotion and sale of insurance marketed by Porto Seguro in certain channels of Itaú Unibanco ("Operating Agreement"). The Operating Agreement has a monthly remuneration and exceeded BRL 50 million, as provided for in article 1, I, (a) of Attachment F to CVM Resolution 80/22. Detailed justification of the reasons why the Company's management considers that the transaction complied with commutative conditions or provides for adequate compensatory payment: the Company's management considers that the transaction complies with commutative conditions, according to the Operating Agreement entered into and in force, which meets the strategic premises of both Conglomerates, observing the rules set forth in the Company's Policy for Transactions with Related Parties. Any participation of the counterparty, its partners or managers in the Company's decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation: there was none. Recurrence: Considering that this is a recurring transaction, carried out in the normal course of the business of the parties involved and in accordance with the same negotiation and approval process provided for in the Operating Agreement, new transactions involving the transaction described above will not be disclosed again by the Company, during this fiscal year, as authorized by Article 2-A, sole paragraph, of Attachment F, of CVM Resolution 80/22. The total estimated amount for the remuneration related to this transaction between related parties during the fiscal year 2026 is approximately BRL 441 million. São Paulo (SP), April 1, 2026. Gustavo Lopes Rodrigues Investor Relations Officer